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                                                                    EXHIBIT 99.1

ITEM 4 OF THE COMPANY'S CURRENT REPORT ON FORM 8-K, DATED SEPTEMBER 25, 2003:

"ITEM 4. CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANTS

In June 2003, The Meridian Resource Corporation (the "Company", "we" or "our") invited several accounting firms, including Ernst & Young LLP, the Company's former independent accountant, to submit proposals to be engaged to perform the Company's audit work. The Company's decision to invite such proposals was approved by the Audit Committee of the Board of Directors of the Company. Ernst & Young declined to submit a proposal.

On September 25, 2003, the Company retained the services of BDO Seidman LLP as its new independent accountant to audit the Company's financial statements. The retention of BDO Seidman was approved by the Audit Committee of the Board of Directors of the Company. During the two years ended December 31, 2002 and during the subsequent interim period through the date of this report, the Company has not consulted with BDO Seidman regarding the application of accounting principles or the type of audit opinion that BDO Seidman might render on the Company's financial statements.

Neither of the reports issued by Ernst & Young with respect to the Company's financial statements for the years ended December 31, 2002 and 2001 contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles, except that Ernst & Young's report with respect to the year ended December 31, 2002 contained an explanatory paragraph indicating that there was substantial doubt as to the Company's ability to continue as a going concern. Since that time, the Company has issued and sold 8,703,537 shares of Common Stock at a purchase price of $3.87 per share, resulting in net proceeds to the Company of approximately $33.0 million, a portion of which has since been paid to its respective credit facilities to address the liquidity issues related to the "going concern" modification of Ernst & Young's report. See "Item 5. Other Events and Required FD Disclosure" below.

During the two years ended December 31, 2002 and during the subsequent interim period through the date of this report, the Company has had no disagreement with Ernst & Young on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of Ernst & Young, would have caused it to make reference to the subject matter of the disagreement in connection with its report.

Ernst & Young informed the Company that, as part of Ernst & Young's review of the Company's financial statements for the year ended December 31, 2002, Ernst & Young determined that there was a material weakness relating to deficiencies in the internal controls of the Company's financial reporting process, including the gathering and review of data presented in the financial statement footnotes and in Management's Discussion and Analysis. This condition did not lead to a disagreement. The Company has taken, and continues to take, steps to adopt the recommendation of Ernst & Young to strengthen its financial reporting process and to ensure the Company has sufficient in-house financial reporting resources. Further, the Company has adopted additional procedures which it believes will further strengthen its internal controls by requiring more intensive internal review procedures. The Company has and continues to take the necessary steps to insure the accuracy of all public reporting with proper internal controls.

The Company provided to Ernst & Young a copy of the disclosures set forth above. Ernst & Young's letter regarding these disclosures is attached as Exhibit 16.1 to this report."